Mail Stop 6010

April 19, 2007

James A. Risher, Chief Executive Officer
Del Global Technologies Corp
11550 West King Street
Franklin Park, Illinois   60131

Via U S Mail and FAX [(847) 288-7911]

Re: Del Global Technologies Corp
Form 10-K for the fiscal year ended July 29, 2006
Forms 10-Q for the quarters October 28, 2006 and January 27, 2007
File No. 0-3319

Dear Mr. Risher:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for fiscal year ended July 29, 2006 as amended</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Results of Operations, page 24</u>

1.   Under the discussion of sales, in future filings please define what you mean when you label a sale as a "tender order."

<u>Financial Statements, beginning on page F-1</u>

<u>Statements of Cash Flows, page F-5</u>

2.   When presenting cash flows by the indirect method the first item is net income (loss) as reported in the statement of operations. Please see paragraph 28 of SFAS 95 and appropriately revise future filings.

3.   We see that bank borrowings and repayments are presented on a "net" basis. Please revise future filings to present transactions on a "gross" basis or tell us why the current presentation is appropriate. Refer to paragraphs 11-13 to SFAS 95.

4.   We see that you have presented cash flows from discontinued operations in a single line item that is aggregated in cash flows from operating activities. Explain to us why it is appropriate to characterize the full amount of the cash flows from discontinued operations as operating for each period. We see, for instance, that you apparently received proceeds from the sale of the discontinued operation in October 2004. While SFAS 95 does not require that cash flows from discontinued operations be presented in the three categories presented in the statement of cash flows, it is not appropriate to present investing or financing cash flows from discontinued operations as operating. Please tell us how your presentation of cash flows from discontinued operations is appropriate under SFAS 95.

Mr. James A. Risher

Note 2, Acquisition of Minority Interest in Villa, page F-11

5.   We see that the purchase price for the acquisition of the minority interest in Villa was allocated solely to goodwill. Please tell us how you concluded that you appropriately applied paragraph 14 to SFAS 141. That is, explain how you considered and applied the purchase accounting requirements of SFAS 141 in concluding that your allocation was appropriate.

Note 10 Segment Reporting, page F-16

6.   Please revise future filings to report domestic (US) sales separately from Canada. Please also separately identify and quantify sales attributed to any other country where the amount of sales is significant. Please refer to paragraph 38a of SFAS 131.

7.   In future filings please disclose the amount of long-lived assets located in Italy. Refer to paragraph 38b to SFAS 131.

Note 11, Shareholders' Equity, page F-18

Stock Options and Warrants

8.   In future filings please disclose how you determined the assumptions used for Black-Scholes purposes. For instance, disclose how you estimated volatility, expected terms of instruments and the risk free rate. Refer to paragraph A240e to SFAS 123R.

9.   In future filings please disclose the grant-date fair value for options granted during each year for which an income statement is presented. Refer to paragraph A240c to SFAS 123R.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant